Exhibit 99.5

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD FILES BELL CREEK MINE RESERVE TECHNICAL REPORT

TORONTO, ONTARIO — (Marketwire — March 28, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced that a technical report (the “Report”), entitled “NI 43-101 Technical Report, Resource Estimate Update, and Prefeasibility Study and Mineral Reserve Estimate For Bell Creek Mine Hoyle Township Timmins, Ontario, Canada” has been filed on SEDAR at www.sedar.com.

The Report includes the previously announced updated resource and initial reserve estimates for the wholly owned Bell Creek Mine (see press release dated March 18, 2013).

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Website: www.lsgold.com